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                                                             EXHIBIT 99(a)(5)(B)


For Further Information:

BIG DOG HOLDINGS, INC.
121 Gray Avenue
Santa Barbara, California 93101
www.bigdogs.com

CONTACT:
Investor Information
(805) 963-8727 x 1630

For Immediate Release:
August 30, 2000


                             BIG DOG HOLDINGS, INC.
       COMPLETES $6.25 PER SHARE CASH TENDER OFFER FOR 3.5 MILLION SHARES

SANTA BARBARA, CALIFORNIA--Big Dog Holdings, Inc. (Nasdaq:BDOG - NEWS; www.bigdogs.com), announced the completion of its previously announced cash tender offer to purchase 3,500,000 of its common shares at a price per share of $6.25. The cash tender offer expired at 9:00 a.m. Pacific time on August 30, 2000, at which time trading was halted for the remainder of the trading day. Trading will resume on Thursday, August 31, 2000.

The offer was oversubscribed, and the Company expects to be able to announce preliminary results by tomorrow morning.

Big Dogs develops, markets and retails a branded, lifestyle collection of unique, high-quality, popular-priced consumer products, including activewear, casual sportswear, accessories and gifts. The BIG DOGS brand image is one of quality, fun and a sense of humor. The BIG DOGS brand is designed to appeal to people of all ages and demographics, particularly baby boomers and their kids, big and tall customers, and pet owners. In addition to its 198 retail stores, Big Dogs markets its products through its catalog, better wholesale accounts and Internet sales.

Safe Harbor Statement Under the Private Securities Litigation Reform Act 1995:
With the exception of historical information, the matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties. The actual future results of the company could differ significantly from those statements. Further information on the company's risk factors is contained in the company's filings with the Securities and Exchange Commission.